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(NEW YORK LIFE INVESTMENT MANAGEMENT LLC LOGO)




December 8, 2005

Mr. Tony Burak
SEC Division of Investment Management-
Accounting
901 E. Street, N.W.
Washington, DC 20004



Re: Comments on MainStay VP Series Fund, Inc. N-CSR filing for the fiscal year ending December 31, 2004.


Dear Mr. Burak,

I am writing in response to your telephonic inquiry of October 13, 2005. In that call you spoke with Marguerite E. H. Morrison, Managing Director of this office and raised a number of comments relating to the above referenced N-CSR filing. For purposes of this letter we have restated your questions in bold prior to providing our response. Furthermore, pursuant to our conversation of November 8, 2005, our responses indicate the changes we have made or will make to our shareholder reports going forward, as you indicated it would not be necessary to amend the shareholder report for these purposes.

We believe that the information being provided is responsive to the your request. To the extent you should have any questions or require additional information, we request the opportunity to supplement our response.

     COMMENT 1.

WITH RESPECT TO THE EXPENSE EXAMPLE RELATING TO AN INVESTMENT OF $1,000 YOU INDICATE THAT OUR NARRATIVES SHOULD BE CONSISTENT WITH ITEM 22(d) OF FORM N-1A. SPECIFICALLY, YOU NOTE: (1) WE NEED A MORE DETAILED EXPLANATION OF THE EXAMPLE;
(2) WE NEED TO PROVIDE EACH PORTFOLIO'S EXPENSE RATIO AS A FOOTNOTE TO THE EXAMPLE TABLE; AND (3) YOU RECOMMEND, SINCE THESE ARE INSURANCE PRODUCT FUNDS, THAT WE ADD A STATEMENT THAT "THE EXAMPLE DOES NOT REFLECT ANY CONTRACT LEVEL FEES OR EXPENSES."
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     RESPONSE 1.

A new expense format was incorporated into the semi-annual for the period ending June 30, 2005. The revised language is more consistent with Item 22d of Form N-1A and specifically address items (1) and (2) above. We will add language to the end of the first paragraph under the heading "Example" below to address your recommendation for insurance product funds.

The language as revised in the June 30, 2005 report reads as follows:

COST IN DOLLARS OF $1,000 INVESTMENT IN [NAME OF PORTFOLIO]

The example below is intended to describe the fees and expenses borne by shareholders during the reporting period and the impact of those costs on your investment.

EXAMPLE

As a shareholder to the Portfolio, you incur two types of costs: (1) transaction costs, including redemption fees, if applicable, exchange fees, and sales charges (loads) on purchase payments and (2) ongoing costs including management fees; distribution and/or service (12b-1) fees; and other Portfolio expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Portfolio and to compare these costs with the ongoing costs of investing in other portfolios. The example is based on an investment of $1,000 made at the beginning of the period and held for the entire period from January 1, 200_ to June 30, 200_. SHARES ARE ONLY SOLD IN CONNECTION WITH VARIABLE LIFE AND ANNUITY CONTRACTS AND THE EXAMPLE DOES NOT REFLECT ANY CONTRACT LEVEL OR OTHER TRANSACTIONAL FEES OR EXPENSES, IF THESE COSTS HAD BEEN INCLUDED, YOUR COSTS WOULD HAVE BEEN HIGHER. (The italicized sentence represents additional language to be added.)

This example illustrates your Portfolio's ongoing costs in two ways:

ACTUAL EXPENSES

The second and third data columns in the table below provide information about actual account values and actual expenses. You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number under the heading "Expenses Paid During the Period" to estimate the expenses you paid on your account during this period.

HYPOTHETICAL EXAMPLE FOR COMPARISON PURPOSES

The fourth and fifth data columns in the table below provide information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not


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the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other portfolios. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other portfolios.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as redemption fees, if applicable, exchange fees, or sales charges (loads). Therefore, the fourth and fifth data columns of the table are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios. In addition, if these transactional costs were included, your costs would have been higher.

                                                                               ENDING
                                                                               ACCOUNT
                                           ENDING                               VALUE
                                          ACCOUNT                             (BASED ON
                                           VALUE                            HYPOTHETICAL
                                         (BASED ON                                5%
                                           ACTUAL                            ANNUALIZED
                                          RETURNS           EXPENSES         RETURN AND         EXPENSES
                       BEGINNING            AND               PAID              ACTUAL            PAID
                        ACCOUNT          EXPENSES)           DURING           EXPENSES)          DURING
   SHARE CLASS           VALUE             [DATE]           PERIOD(1)          [DATE]           PERIOD(1)
------------------- ----------------- ----------------- ----------------- ------------------ ----------------
  Initial Class

    Service
     Class

----------
(1) Expenses are equal to the Portfolio's annualized expense ratio of each class (x.xx% for Initial Class and x.xx% for Service Class) multiplied by the average account value over the period, divided by 365, multiplied by 181 (to reflect the one-half year period).

     COMMENT 2.

SCHEDULE OF INVESTMENTS - UNDER RULE 12 - 12 OF REGULATION S-X EACH ISSUE SHOULD BE LISTED AS A SEPARATE SECURITY ON THE SCHEDULE, EXCEPT SHORT TERM SECURITIES. SPECIFICALLY, YOU NOTED THAT CERTAIN SECURITIES WERE GROUPED TOGETHER IN FOLLOWING PORTFOLIOS: (a) BOND PORTFOLIO, (B) GOVERNMENT PORTFOLIO AND (c) TOTAL RETURN PORTFOLIO.

     RESPONSE 2.

Going forward we will no longer combine disclosure of securities. Each security (other than short term securities) will be listed separately.


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     COMMENT 3.

WITH RESPECT TO THE FINANCIAL HIGHLIGHTS, YOU NOTED THAT THE COMMON STOCK PORTFOLIO AND THE INTERNATIONAL EQUITY PORTFOLIO'S RECEIVED PAYMENTS FOR REIMBURSEMENTS FOR REALIZED LOSSES FOR NOT MEETING THEIR RESPECTIVE INVESTMENT RESTRICTIONS. YOU REQUESTED A SUPPLEMENTAL RESPONSE TO THE QUESTION OF WHETHER THE PAYMENTS HAD AN EFFECT ON TOTAL RETURN. YOU ALSO REQUESTED THAT THE HIGHLIGHTS SHOW WHETHER THERE IS ANY EFFECT ON THE TOTAL RETURN PERCENT AMOUNT.

     RESPONSE 3.

The amounts of the payments were de minimis and therefore had no significant impact on the total return of either Portfolio since they did not cause a change of more than $0.01 to the net asset value of either Portfolio. The impact was 0.02% and 0.01% of the Common Stock and International Equity Portfolios respectively. The initial transactions and the reimbursements made to correct the trade errors were disclosed in Note 3(b) of the Notes to the Financials in the December 31, 2004 annual report.

     COMMENT 4.

WITH RESPECT TO THE NOTES TO FINANCIAL STATEMENTS, YOU NOTED THAT CERTAIN PORTFOLIOS HOLD AIM INSTITUTIONAL OR MERRILL LYNCH MONEY MARKET FUNDS. YOU RECOMMENDED THAT WE DISCUSS THE VALUATION POLICY OF OPEN-END FUNDS BY INCLUDING A STATEMENT TO THE EFFECT THAT "MONEY MARKET FUND SHARES ARE VALUED AT THEIR NAV EACH DAY."

     RESPONSE 4.

Going forward, to the extent our Portfolios invest in money market funds we will add disclosure in the Notes to the Financial Statements that investments in money market funds are valued at their NAV each day.

     COMMENT 5.

YOU NOTED THAT THE SHAREHOLDER REPORT DID NOT CONTAIN A STATEMENT CONSISTENT WITH ITEM 22(b)(6) OF FORM N-1A REGARDING "AVAILABILITY OF ADDITIONAL INFORMATION ABOUT FUND DIRECTORS.

     RESPONSE 5.

Going forward, we will add disclosure stating that "The SAI includes additional information about Fund directors and is available, without charge, upon request, by calling toll-free 1-800-598-2019, or by writing to New York Life Insurance and Annuity Corporation, 51 Madison Avenue, New York, New York 10010."


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     COMMENT 6.

YOU NOTED THAT OUR 302 CERTIFICATION UNDER ITEM 12 OF THE N-CSR FILING MUST BE REVISED TO ADD LANGUAGE ON "INTERNAL CONTROL OVER FINANCIAL REPORTING."

     RESPONSE 6.

As we discussed, we will revise, re-execute the certifications and file an amended N-CSR incorporating the initial filing by reference and re-filing Item 12.

In addition to these comments, you requested that the Registrant make certain representations concerning the responses being made to the comments received. These representations are included as an exhibit to this letter.

If you have any questions or comments regarding our response, please contact me at (973) 394-4447.

Very truly yours,

/s/Jeffrey A. Engelsman

Jeffrey A. Engelsman
Associate General Counsel


cc:      Marguerite Morrison
         Sander Bieber


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                                                                         EXHIBIT

                          MAINSTAY VP SERIES FUND, INC.
                              169 LACKAWANNA AVENUE
                              PARSIPPANY, NJ 07054

December 8, 2005

Tony Burak
SEC Division of Investment Management-
Accounting
901 E. Street, N.W.
Washington, D.C.  20004


Re: MainStay Series Fund, Inc. N-CSR filing for the fiscal year ending December 31, 2004.

Dear Mr. Burak:

In connection with a response being made on behalf of MainStay Series Fund, Inc. (collectively, the "Registrant") to comments you provided with respect to a Form N-CSR filing filed with the Securities Exchange Commission ("SEC") for the fiscal year ending December 31, 2004 (the "Filing"), the Registrant hereby acknowledges that:

   - the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filing;

   - comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

   - the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

Please do not hesitate to contact the undersigned at (973) 394-4447 if you have any questions concerning the foregoing.

                                       Sincerely,

                                       /s/Jeffrey A. Engelsman

                                       Jeffrey A. Engelsman
                                       Assistant Secretary
                                       MainStay Series Fund, Inc.


cc:   Marguerite E. H. Morrison, Esq.
      Sander M. Bieber, Esq.


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